MH Elite Portfolio of Funds Trust

43 Highlander Drive

Scotch Plains NJ 07076

1-800-318-7969

July 8, 2014

Subject: Response to SEC comments made on June 17, 2014 with regards to a Sarbanes-Oxley financial review of MH Elite’s 12/31/13 Annual Report filed on 3/10/14 N-CSR.

1.

Annual Report’s Comparison of Change in Value of $10,000 investment in Small Cap Fund of Funds and Fund of Funds did not display a beginning value of $10,000. In our report we dropped the first year from previous report to include the current year 2013 but did not reset starting value to $10,000.Values reported are accurate and reflect actual performance for the 10 year period reported. Growth chart will be corrected in future filings and shareholder reports to report a starting point of $10,000.

2.

Future filings will disclose undistributed net investment income on Statement of Changes in Net Assets as per regulation SX6-9.7.

3.

Form N-Q for reporting period March 31, 2014 did not include cost basis of funds owned and amount of unrealized gain or loss as per regulation SX12-12. Future filings of Form N-Q will include cost basis of funds owned and amount of unrealized gain or loss.

4.

We will file an amended N-CSR with an updated certification 302 to include disclosure referencing internal controls over financial reporting.

5.

We will file an amended N-PX signed by Harvey Merson as principle executive officer for MH Elite Portfolio of Funds Trust.

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of the Trust’s Audited Annual Report for period ending 12/31/2013 filed on March 10, 2014 N-CSR, the Trust acknowledges that, with respect to filing made by the Trust with the Commission and reviewed by the Staff:

(a)

The Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s Annual Report;

(b)

Staff comments or changes to disclosure in response to Staff comments in the Trust’s Annual Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(c)

The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Harvey Merson

Harvey Merson
Chief Executive Officer